

Mail Stop 3720

December 8, 2015

Dan Rosensweig
Chief Executive Officer
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

     Re: Chegg, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 6, 2015
             File No. 001-36180

Dear Mr. Rosensweig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Factors, page 30

1.   We note that you have employees and physical properties in Israel, India and the People's Republic of China. We note further that operating internationally has required and will continue to require the investment of significant funds and other resources. Please revise your business section and MD&A to clarify how material your current and planned international operations are and whether you expect these operations to materially impact your liquidity and capital resources.

Notes to Consolidated Financial Statements
Note 18. Segment Information, page 86

2.   Please tell us how you determined commission fees related to the Ingram Content Group ("Ingram") partnership, where Ingram fulfills print text book transactions, are most appropriately presented as revenue from Digital offerings.

Exhibits 31.01 and 31.02

3.   Please amend your Form 10-K and Forms 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 to have your principal executive officer and principal financial officer provide all the certifications required by Rule 13a-14(a). In each certification, paragraph 4(b) has been omitted and paragraph 4(d) has been repeated twice. Refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Dave Borders Jr., Esq.